Exhibit 12

FINISAR CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal year ended
	April 28, 2013	April 30, 2012	April 30, 2011	April 30, 2010	April 30, 2009
	(In thousands, except ratios)
Earnings
Income (loss) from continuing operations before taxes and non-controlling interest	$(7,838)	$45,019	$92,826	$(24,446)	$(269,454)
Add: (Income) loss from equity investees	—	619	413	—	—
Add: Fixed charges	6,688	7,137	10,474	11,874	17,415
Total earnings	$(1,150)	$52,775	$103,713	$(12,572)	$(252,039)

Fixed charges
Interest expense	$2,589	$3,716	$6,365	$8,957	$14,597
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,030	756	1,853	826	769
Estimate of the interest within rental expense	3,069	2,665	2,256	2,091	2,049
Total fixed charges	$6,688	$7,137	$10,474	$11,874	$17,415

Ratio of earnings to fixed charges	N/A	7x	10x	N/A	N/A